

Mail Stop 3561

December 14, 2009

David Berman
Chief Executive Officer
Stadium Entertainment Holding Corp.
888 Seventh Avenue, 35th Floor
New York, NY 10010

> **Re:** **Stadium Entertainment Holding Corp.**
> **Form 1-A Amendment No. 9**
> **Filed on December 14, 2009**
> **File No. 024-10240**

Dear Mr. Berman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We reissue comment one from our letter dated December 9, 2009. We continue to note the analysis the company provided Florida regulators regarding the Regulation A exemption. Please note that Form 1-A is a document that is publicly available from the Public Reference Room and is available from other electronic sources, such as Thompson Research. Please also note that a

Regulation A offering <u>is a public offering</u> and therefore the Form 1-A <u>is considered a general solicitation</u>. Please advise.

2. We note your response to comment two from our letter date December 9, 2009. You state that you have documented a "previously undocumented $20,000 advance made on June 15, 2009." However, we note that the agreement filed as exhibit 6.27 refers to the date of June 15, 2009 throughout. Please indicate when this written agreement was actually signed. It appears that this $20,000 was actually part of the convertible debenture and therefore may not be registered for resale. Please remove the $20,000 from the amount that may be exchanged for shares in this offering or advise.

<u>Use of Proceeds, page 9</u>

3. We reissue comment three from our letter dated December 9, 2009. Our prior comment asked for the use of proceeds table to be revised table to reflect repayment of the $200,000 of promissory notes that may <u>not </u>be exchanged for shares in this offering**.** You appear to have revised the use of proceeds table to instead reflect the amount that may be exchanged for shares in this offering.

<u>Closing Comments</u>

As appropriate, please amend your offering statement in response to the comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ethan Horowitz, the primary accounting examiner for this filing, at (202) 551-3311 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Cathey Baker, the primary legal examiner for this filing, at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3357 with other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Philip D. Forlenza, Esq.
        Fax (732) 224-6599